United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention:  Mr. Larry Spirgel

October 20, 2014

Via EDGAR

Re:

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 01-14712

Dear Mr. Spirgel:

We refer to the above-referenced filing of Orange (the “Company” or, with its subsidiaries, the “Group”) and to the Staff’s comment letter dated September 17, 2014 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

We are responding to the Staff’s comments by providing information as requested (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter which have been retyped in bold herein for your ease of reference).

References to the “Registration Document” are references to the pages and sections of the December 31, 2013 Registration Document that were attached as Exhibit 15.1 to, and incorporated by reference into, the 2013 Form 20-F.

Orange – SA au capital de 10 595 541 532 € - 78 rue Olivier de Serres - 75505 Paris Cedex 15 - 380 129 866 RCS Paris

2013 Form 20-F

14.1 Operational Activities Commitments, pages 174 and 175

1.

Please provide a tabular disclosure of your aggregate contractual obligations in a single location, which includes long-term debt. Refer to Item 303(A)(5) of Regulation S-K.

The Company will provide in its future filing a tabular disclosure of its aggregate contractual obligations in a single location.

Such tabular disclosure with respect to 2013 is set forth below:

At December 31, 2013 (in millions of euros)	Note	Contractual obligations reflected in the balance sheet	Total payments due	Less than 1 year	1-3 years	3-5 years	More than 5 years
Gross financial debt after derivatives		38,646	51,903	8,320	9,208	8,294	26,080
o/w finance lease obligations		661	739	171	115	127	326
Other financial liabilities		8,108	8,276	7,750	107	104	315
Total financial liabilities (incl. derivatives assets)	11.3	46,754 (1)	60,178	16,070	9,315	8,398	26,395
Employee benefits	5.2	4,933	5,206	2,052	868	1,028	1,258
Provisions for dismantling	7.5	710	1,027	35	42	36	914
Restructuring provisions	4.3	312	312	157	155	-	-
Other liabilities	4.7	1,765	1,765	1,288	477	-	-
Operating taxes and levies payables	8.2	1,200	1,200	1,200	-	-	-
Current tax payables	12.3	592	592	592	-	-	-
Total other liabilities (2)		9,512	10,102	5,324	1,542	1,064	2,172
Operating lease obligations			5,558	1,003	1,583	1,112	1,860
Other operational and purchase obligations			9,752	4,798	2,761	712	1,481
Unrecognized operational contractual commitments	14.1		15,310	5,801	4,344	1,824	3,341
TOTAL			85,590	27,195	15,201	11,286	31,908

(1)

Of which long-term debt obligations amounting to 29,376 million euros (including TDIRA, bonds and loans from bank and lending institutions).

(2)

Excluding deferred tax liabilities and deferred income.

Orange – SA au capital de 10 595 541 532 € - 78 rue Olivier de Serres - 75505 Paris Cedex 15 - 380 129 866 RCS Paris

18.6 Impairment losses and goodwill, page 194

2.

We note that you present both pre-tax and post-tax discount rates on page 140 and additionally, disclose a sensitivity analysis of recoverable amounts based on a 1% change in the post-tax discount rate. Please tell us whether or not the value in use for your cash-generating units has been calculated using pre-tax assumptions. If not, tell us how you comply with BCZ84 of IAS 36 that states "IASC decided to require an enterprise to determine value in use by using pre-tax future cash flows and, hence, a pre-tax discount rate." In addition, please state why you are disclosing the post-tax rate and disclose how you derive the pre-tax rate.

1 - In terms of methodology, we determine our values in use using post-tax assumptions1.

2 –We believe our approach to be consistent with BCZ84.  On this subject, we note that BCZ84 is to be analyzed in light of BCZ852 and BC943.

BCZ84, BCZ85 and BC94 state (i) that “the pre-tax discount rate is not always the post-tax discount rate grossed up by a standard rate of tax.”, which means that the basis for calculation is the post-tax rate (and not the pre-tax, which is the result of a calculation and not a starting point); and (ii) that  “discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate should give the same result, as long as the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows”, which confirms that the post-tax rate is the basic input and the pre-tax rate just a resulting calculation.

In addition, BCZ84, BCZ85 and BC94 discuss the “Determination of the ‘real’ pre-tax discount rate”. For this determination, this rate is “determined by an iterative computation so that value in use determined using pre-tax cash flows and a pre-tax discount rate equals value in use determined using post-tax cash flows and a post-tax discount rate”.

1 This approach allows us to benchmark our values in use and our discount rates with the market views of the fair values of our entities and the current market assessments of the weighted average cost of capital which are inherently computed and presented post-tax.

In addition, note that Orange’s disclosures of post- and pre-tax discount rates reflect:

1- the practices of European issuers as reported in paragraphs 45 to 48 of the ESMA Report “European enforcers review of impairment of goodwill and other intangible assets in the IFRS financial statements” dated 7 January 2013; and

2- the observations on discount rates made by the European Financial Reporting Advisory Group (EFRAG) in paragraphs 113 to 117 of “Accounting and Disclosure for Goodwill - Should Goodwill still not be Amortised?” dated July 2014.

2 BCZ85: “In theory, discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate should give the same result, as long as the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. The pre-tax discount rate is not always the post-tax discount rate grossed up by a standard rate of tax.”

3 BC94: “However, the Board observed that, conceptually, discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate should give the same result, as long as the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. The pre-tax discount rate is generally not the post-tax discount rate grossed up by a standard rate of tax.” (emphasis added)

Consequently, we believe that we comply with the three IAS 36 Basis for Conclusion items mentioned above, which state the reasoning of the IAS Board when electing to determine value in use by using pre-tax future cash flows and, hence, a pre-tax discount rate.

In addition, please note that as discussed in BCZ81 and BCZ82, our post-tax cash flows projections include normative tax outflows that do not take into account any recognized deferred tax or unrecognized tax loss carry forward as their recoverability is tested separately in accordance with IAS 12.

3 – We disclose our post-tax rate since the WACC is of necessity computed and presented post-tax. This disclosure allows benchmarking with market assessments (see footnote 1).

We determine our pre-tax discount rate, as in the example of  BCZ85-“determination of the 'real' pre-tax discount rate”, by an iterative computation so that the pre-tax cash flows with the pre-tax discount rate equals the value in use determined using post-tax cash flows and a post-tax discount rate.

In our Financial Statements as at 12/31/2014, we intend to disclose further details on our methodology in the corresponding note on accounting principles (note 18.6 to the Financial Statements at 12/31/2013) along the following lines:

“Value in use is the present value of the future cash flows expected to be derived from the CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

- cash flow projections are based on three to five-year business plans and include a tax cash flow calculated on EBIT with a normative tax rate (excluding deferred tax and  unrecognized tax loss carry forward impacts);

- cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

- the cash flows obtained are discounted using appropriate post-tax discount rates for the type of business and the countries concerned;

- the disclosed pre-tax discount rates are the rates that equate the above mentioned cash flow projections excluding the normative tax with the value in use.

4.3.4.3.2 Management of financial debt and liquidity position, page 253

3.

You refer to your “strong creditworthiness” and “strong liquidity position.” Considering your negative working capital and declining cash flows from operations during each of the last three years, please provide a more balanced analysis of your liquidity situation, including a quantification of your projected incremental financing costs resulting from your increased leverage and activation of bond step-up clauses following the changes in your debt ratings. Since you incurred debt in material amounts as of the balance sheet date and planned for more thereafter, in future filings, please explain the reasons for incurring more debt and the use of the proceeds. Further analyze how the incurrence of that debt fits into your overall business plan.

We appreciate these points being brought to our attention and have reviewed our situation and the disclosure. We continue to believe that our level of liquidity (12.3 billion euros at the end of 2013 of which 5.9 billion euros of cash and 6.4 billion euros of credit lines, including an undrawn syndicated credit facility of 6 billion euros) is strong compared to the average yearly amount of our financial debt redemptions consisting mainly of bonds4. We would also note that Orange’s use of the term “strong liquidity position” in its 2013 Management Report  is consistent with the terms used by Moody’s and Standard & Poor’s in publications made at the beginning of 2014.

The cost of our gross financial debt has fallen continuously since 2011, from 2,066 billion euros in 2011 to 1,769 billion in 2012 and 1,746 billion in 20135. In respect of outstanding financial debt, only our USD 2.5 billion bond (8.50% 2031) and our TDIRA’s Supplier Tranche6 include a step-up clause in the event of a change to the Group’s rating7 and the impact of the activation of the step-up clauses is limited to less than 10 million euros per year, an amount which is not material for the Group compared to its total financial charges or its available cash. Conditions obtained by Orange on the financial markets in recent years have been particularly attractive with coupons notably lower than those of repaid debt.

Although Orange continues to issue more debt securities and enter into bank financing agreements in the ordinary course of business, its total net debt has not increased for the last three years despite an exceptional tax payment of 2.2 billion euros in 2013. The bond issuances completed by the Group between 2011 and 2013 were made in the context of its prudent and cautious financial policy and in view of upcoming funding redemptions.

4 See note 10.4 to the Consolidated Financial Statements on pages 153 and 154 of the 2013 Registration Document.

5 See “Cost of gross financial debt” on page 100 of the 2013 Registration Document.

6 For a total outstanding nominal amount of 200 million euros as at December 31, 2013.

7 See section 4.3.4.3.4 “Debt rating” on page 254 of the 2013 Registration Document.

* * * * * *

As requested, the Company acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

We appreciate your consideration in this matter. If you wish to discuss any of our responses, or have any further questions, please do not hesitate to call or email Cédric Testut (telephone number: +33-1-44-44-08-92, email: cedric.testut@orange.com) or Pierre Zarifi (telephone number: +33-1-44-44-55-79, email: pierre.zarifi@orange.com).

Sincerely,

/s/ Ramon Fernandez

Ramon Fernandez

Deputy CEO

Chief Financial and Strategy Officer

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